                                  EXHIBIT(g)

       PAGES F-1 THROUGH F-18 OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K
       ------------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 28, 1996
                      ------------------------------------

[GEO. S. OLIVE & CO. LLC LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT



     To the Stockholders and Board of Directors
     Escalade, Incorporated
     Evansville, Indiana


     We have audited the consolidated balance sheet of Escalade, Incorporated and subsidiaries as of December 28, 1996 and December 30, 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Escalade, Incorporated and subsidiaries at December 28, 1996 and December 30, 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.


     /s/ GEO. S. OLIVE & CO. LLC

     Evansville, Indiana
     February 3, 1997



                                     (F-1)

                     ESCALADE, INCORPORATED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET


DECEMBER 28 AND DECEMBER 30                                                             1996                  1995
----------------------------------------------------------------------------------------------------------------------------

ASSETS
   Current assets
     Cash                                                                              $  1,319,319          $ 1,246,668
     Receivables, less allowances of $681,606 and $726,352                               27,296,584           25,285,014
     Inventories                                                                         11,452,433           15,151,696
     Prepaid expenses                                                                       221,850              266,770
     Income tax refundable                                                                                       275,000
     Deferred income tax benefit                                                          1,560,814            1,828,489
                                                                                --------------------------------------------
         Total current assets                                                            41,851,000           44,053,637

     Property, plant and equipment                                                       10,208,548           11,223,763
     Other assets                                                                         1,851,511            1,827,628
     Deferred income tax benefit                                                            518,653              662,326
                                                                                --------------------------------------------

                                                                                        $54,429,712          $57,767,354
                                                                                ============================================
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities
     Notes payable--bank                                                               $  3,875,000          $14,350,000
     Current portion of long-term debt                                                    9,800,000            2,382,500
     Trade accounts payable                                                               2,393,980            2,369,637
     Accrued liabilities                                                                 11,374,159            7,553,307
     Federal income tax payable                                                           1,099,072              329,072
                                                                                --------------------------------------------
         Total current liabilities                                                       28,542,211           26,984,516
                                                                                --------------------------------------------

   Other liabilities
     Long-term debt                                                                       5,500,000            6,265,500
     Deferred compensation                                                                1,082,790            1,178,863
                                                                                --------------------------------------------
                                                                                          6,582,790            7,444,363
                                                                                --------------------------------------------
   Stockholders' equity
     Preferred stock
       Authorized 1,000,000 shares; no par value, none issued
     Common stock
       Authorized 10,000,000 shares; no par value
       Issued and outstanding--3,084,449 and 4,133,954
         shares for 1996 and 1995                                                         8,291,516           17,572,397
     Retained earnings                                                                   11,013,195            5,766,078
                                                                                --------------------------------------------
                                                                                         19,304,711           23,338,475
                                                                                --------------------------------------------

                                                                                        $54,429,712          $57,767,354
                                                                                ============================================


See notes to consolidated financial statements.


                                     (F-2)

                     ESCALADE, INCORPORATED AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME


YEARS ENDED DECEMBER 28, DECEMBER 30
   AND DECEMBER 31                                                       1996               1995               1994
----------------------------------------------------------------------------------------------------------------------------

Net Sales                                                              $93,209,331         $91,178,757       $102,594,116
                                                                 -----------------------------------------------------------

Costs, Expenses and Other Income
   Cost of products sold                                                66,703,061          73,443,333         83,432,921
   Selling, administrative and general expenses                         16,628,415          13,867,421         16,297,865
   Restructuring charge                                                                      1,040,000          4,340,053
   Write off of goodwill                                                                                          399,000
   Interest                                                              1,408,070           2,267,620          2,120,104
   Other income                                                           (290,666)           (274,483)          (308,423)
                                                                 -----------------------------------------------------------
                                                                        84,448,880          90,343,891        106,281,520
                                                                 -----------------------------------------------------------

Income (Loss) Before Income Taxes                                        8,760,451             834,866         (3,687,404)

Provision (Benefit) for Income Taxes                                     3,513,334             387,133         (1,283,983)
                                                                 -----------------------------------------------------------

NET INCOME (LOSS)                                                     $  5,247,117        $    447,733        $(2,403,421)
                                                                 ===========================================================

Per Share Data
   NET INCOME (LOSS) PER SHARE                                               $1.36                $.11             $(.58)

   Weighted average shares outstanding                                   3,849,783           4,133,566          4,128,865


See notes to consolidated financial statements.





                                     (F-3)

                     ESCALADE, INCORPORATED AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                COMMON STOCK
                                                                   ---------------------------------------    RETAINED
                                                                         SHARES             AMOUNT            EARNINGS
                                                                   ---------------------------------------------------------

BALANCES AT DECEMBER 25, 1993                                             4,111,861         $17,439,395      $  7,723,927

   Exercise of stock options                                                 21,500             131,057
   Net loss                                                                                                    (2,403,421)
   Cash paid for fractional shares                                                                                 (2,161)
                                                                   ---------------------------------------------------------

BALANCES AT DECEMBER 31, 1994                                             4,133,361          17,570,452         5,318,345

   Exercise of stock options                                                    593               1,945
   Net income                                                                                                     447,733
                                                                   ---------------------------------------------------------

BALANCES AT DECEMBER 30, 1995                                             4,133,954          17,572,397         5,766,078

   Exercise of stock options                                                 11,786              38,766
   Net income                                                                                                   5,247,117
   Purchase of stock                                                     (1,061,291)         (9,319,647)
                                                                   ---------------------------------------------------------

BALANCES AT DECEMBER 28, 1996                                             3,084,449        $  8,291,516       $11,013,195
                                                                   =========================================================


See notes to consolidated financial statements.



                                     (F-4)

                     ESCALADE, INCORPORATED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS


YEARS ENDED DECEMBER 28, DECEMBER 30
   AND DECEMBER 31                                                             1996              1995             1994
----------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
   Net income (loss)                                                       $  5,247,117      $   447,733       $(2,403,421)
   Items not affecting net cash provided (used) by operating activities
     Depreciation and amortization                                            3,018,039        3,618,194         4,436,609
     Provision for losses on accounts receivable                                427,650          175,559           181,732
     Provision for deferred income tax                                          411,348         (140,855)       (1,251,833)
     Provision for deferred compensation                                        101,955           98,101            93,133
     Provision for restructuring charges                                                       1,040,000         4,340,053
     Gain on disposals of equipment                                             (60,146)         (23,293)             (699)
     Amortization of prepaid loan fees                                            8,502            8,502             8,502
     Write-off of goodwill                                                                                         399,000
     Change in cash surrender value (net of loans and premiums)                 (47,734)         (39,407)          (31,298)
     Changes in
       Accounts receivable                                                   (2,439,220)       6,411,341        (2,717,424)
       Income tax refundable                                                    275,000          123,909          (142,631)
       Inventories                                                            3,699,263        8,244,785        (7,636,716)
       Prepaids                                                                  44,920           (8,308)          (57,434)
       Other assets                                                              81,149            9,289            83,509
       Income tax payable                                                       770,000          329,072
       Accounts payable and accrued expenses                                  3,728,311       (1,628,264)         (998,164)
                                                                       -----------------------------------------------------
     Net cash provided (used) by operating activities                        15,266,154       18,666,358        (5,697,082)
                                                                       -----------------------------------------------------

INVESTING ACTIVITIES
   Premiums paid for life insurance                                             (65,800)        (131,600)          (35,000)
   Purchase of property and equipment                                        (1,902,127)      (1,144,922)       (4,262,437)
   Proceeds from sale of property and equipment                                  76,333           34,425            10,000
   Purchase of long-term investments                                                             (99,256)         (917,407)
   Purchase of certain Data-Link Corporation assets                                                               (900,000)
   Proceeds from sale of long-term investments                                                   290,217             9,500
                                                                       -----------------------------------------------------
     Net cash used by investing activities                                   (1,891,594)      (1,051,136)       (6,095,344)
                                                                       -----------------------------------------------------

FINANCING ACTIVITIES
   Net increase (decrease) in notes payable--bank                           (10,475,000)     (14,887,500)       14,675,000
   Proceeds from exercise of stock options                                       38,766            1,945           131,057
   Cash paid for fractional shares                                                                                  (2,161)
   Proceeds from loan against life insurance                                                                        15,000
   Reduction of long-term debt                                               (7,248,000)      (2,477,500)       (2,514,500)
   Purchase of stock                                                         (9,319,647)
   Proceeds from long-term debt                                              13,900,000
   Deferred compensation paid                                                  (198,028)
                                                                       -----------------------------------------------------
     Net cash provided (used) by financing activities                       (13,301,909)     (17,363,055)       12,304,396
                                                                       -----------------------------------------------------

INCREASE IN CASH                                                                 72,651          252,167           511,970

CASH, BEGINNING OF YEAR                                                       1,246,668          994,501           482,531
                                                                       -----------------------------------------------------

CASH, END OF YEAR                                                          $  1,319,319     $  1,246,668       $   994,501
                                                                       =====================================================

SUPPLEMENTAL CASH FLOWS INFORMATION
   Interest paid                                                           $  1,379,847     $  2,332,038       $ 1,864,327
   Income taxes paid (refunded), net                                          2,286,986         (413,773)          891,607
   Fixed assets in accounts payable                                             126,884           10,000            11,799

See notes to consolidated financial statements.


                                     (F-5)

                     ESCALADE, INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Escalade, Incorporated (Company) is primarily engaged in the manufacture and sale of sporting goods and office and graphic arts products. The Company is located in Evansville, Indiana and has four manufacturing facilities, one in Evansville, Indiana; Compton, California; Tijuana, Mexico; and Wabash, Indiana. The Company sells products to customers throughout the United States and provides foreign shipments of sporting goods through a foreign sales corporation. The consolidated financial statements include the accounts of all significant subsidiaries. Intercompany transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories are stated at the lower of cost or market. Cost is based on the first-in, first-out method.

The Company has long-term marketable equity securities, which are included in other assets on the consolidated balance sheet and are recorded at fair value. The effects of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, is not material to the financial statements.

Land, buildings and equipment are recorded at cost. Contracts under which certain facilities are leased have been treated as purchases. Provisions for depreciation and amortization are computed by the straight-line and double declining balance methods.

The estimated useful lives used in computing depreciation are as follows:

                                                               YEARS
---------------------------------------------------------------------------

Buildings                                                      20-30
Leasehold improvements                                          4-8
Machinery and equipment                                         5-15
Tooling, dies and molds                                         2-4

Maintenance and repairs are expensed and major renewals and improvements are capitalized. The costs of assets sold or otherwise disposed of, and the related allowances for depreciation, are eliminated from the accounts in the year of disposal and the resulting gains or losses are included in operations.




                                     (F-6)

ESCALADE, INCORPORATED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


The carrying values of all of the Company's financial instruments approximate their fair values.

Earnings per common share information is based on average shares outstanding adjusted for stock dividends. Dilutive effects of stock options and warrants were not material in any year.

The Company's fiscal year ends on the Saturday nearest December 31, within the calendar year.

The Company has an employee profit sharing salary reduction plan, pursuant to the provisions of Section 401(k) of the Internal Revenue Code, for non-union employees. It is the Company's policy to fund costs accrued on a current basis.

Deferred federal income taxes applicable to the difference between financial statement income and taxable income and the bases of assets and liabilities for financial statement and tax purposes are provided in the financial statements.

Research and development costs are charged to income as incurred. The research and development costs incurred during 1996, 1995 and 1994 were approximately $2,300,000, $1,700,000 and $2,300,000.

Revenue from the sale of the Company's products is recognized as products are shipped to customers.

The Company has elected to act as a self-insurer for certain costs related to employee health and accident benefit programs. Costs resulting from non-insured losses are charged to income when incurred. The Company has purchased insurance which limits its exposure for individual claims and which limits its aggregate exposure to $1,100,000.


      INVENTORIES

DECEMBER 28 AND DECEMBER 30                                 1996                  1995
------------------------------------------------------------------------------------------------

Finished products                                         $  5,082,134          $ 5,323,465
Work in process                                              2,709,752            3,135,909
Raw materials and supplies                                   3,660,547            6,692,322
                                                    --------------------------------------------

                                                           $11,452,433          $15,151,696
                                                    ============================================



                                     (F-7)

ESCALADE, INCORPORATED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


      PROPERTY, PLANT AND EQUIPMENT

DECEMBER 28 AND DECEMBER 30                                                             1996                  1995
----------------------------------------------------------------------------------------------------------------------------

Land                                                                                  $    345,210         $    340,210
Buildings and leasehold improvements                                                     9,562,524            9,672,666
Machinery and equipment                                                                 21,909,966           23,051,491
                                                                                --------------------------------------------
                                                                                        31,817,700           33,064,367
Accumulated depreciation and amortization                                              (21,609,152)         (21,840,604)
                                                                                --------------------------------------------

                                                                                       $10,208,548          $11,223,763
                                                                                ============================================


      LONG-TERM DEBT

DECEMBER 28 AND DECEMBER 30                                                             1996                  1995
----------------------------------------------------------------------------------------------------------------------------

Mortgage payable, paid off in 1996                                                                           $  648,000
Mortgage payable, due in annual installments varying from $300,000 in 1997 to
   $500,000 in 2005, interest varies from 7.65% to 7.95%, due 2005, secured by
   plant facility, machinery and equipment, and letter of credit                      $  3,300,000            3,500,000

Term loan, due in quarterly installments of $500,000, interest varies from prime plus .25% or London Interbank Offered Rate (LIBOR) plus
   2.25%, secured by equipment, inventory, accounts
   receivable, general intangibles and securities                                       12,000,000            4,500,000
                                                                                --------------------------------------------
                                                                                        15,300,000            8,648,000
Portion classified as current                                                           (9,800,000)          (2,382,500)
                                                                                --------------------------------------------

                                                                                      $  5,500,000           $6,265,500
                                                                                ============================================

Maturities of long-term indebtedness for the ensuing five years are: 1997, $9,800,000; 1998, $2,300,000; 1999, $800,000; 2000, $300,000; 2001, $400,000 and
thereafter, $1,700,000.

The Company expects to pay $8,000,000 of the $12,000,000 term loan from cash flow in the first quarter of 1997. This payment is in excess of the scheduled payback and therefore has been classified as current on the balance sheet.

The mortgages payable and term loan agreements contain certain restrictive covenants, of which the more significant include maintenance of specified net worth and working capital, restrictions on capital expenditures and dividends, and maintenance of specified ranges of current and leverage ratios. At December 28, 1996, the Company was in violation of a current ratio covenant dating back to June 4, 1990 on the mortgage payable credit agreement; however, the lender waived compliance with this covenant and agreed to delete that and other sections of the agreement.



                                     (F-8)

ESCALADE, INCORPORATED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


      STOCK OPTIONS AND WARRANTS

A total of 227,700 common shares were initially reserved for issuance of stock options under the 1984 Stock Option Plan. At the Company's 1991 annual meeting, the stockholders approved an amendment to the Incentive Stock Option Plan increasing the total number of common shares reserved for issuance of stock options to 345,000. Total options granted under this plan are 307,684 and the date for granting options expired on October 26, 1994.

Stock option transactions (adjusted for the 1994 15% stock dividend) are summarized as follows:

                                              1996                          1995                          1994
                                 -------------------------------------------------------------------------------------------
                                                    OPTION                        Option                        Option
                                     SHARES          PRICE         Shares          Price         Shares          Price
                                 -------------------------------------------------------------------------------------------

Outstanding at beginning of year                   $3.26 TO                      $3.26 to                      $3.26 to
                                       196,581       7.25            204,211       7.25            162,358       6.93
Issued during year                                                                                             $5.50 to
                                                                                                    71,374       7.25
Canceled or expired                    (16,485)                       (7,037)                       (8,021)
                                                                                                               $3.26 to
Exercised during year                  (11,785)      $3.26              (593)      $3.26           (21,500)      6.30
                                 ---------------------------------------------------------------------------------------
                                                   $3.26 TO                      $3.26 to                      $3.26 to
Outstanding at end of year             168,311       7.25            196,581       7.25            204,211       7.25
                                 ================              ================              ================

Exercisable at end of year             120,699                        92,925                        45,928
                                 ================              ================              ================

The options granted in 1994 are exercisable at the rate of 25% over each of the four years beginning in 1995.

In connection with the Company's 1987 public offering of its common stock, the Company sold to Oppenheimer & Co., Inc., the representative of the underwriters for such offering, warrants to purchase 75,900 shares of common stock for $.85 per warrant, or an aggregate of $65,000. Each warrant gives the holder the right to buy one share of the Company's common stock at a price equal to $12.33. Each warrant became exercisable on September 2, 1988 and the initial termination date of September 1, 1992 was extended by three years to September 1, 1995. These warrants expired during 1995.

To acquire all of the common stock of Marcy Fitness Products, Inc., the Company exchanged 272,113 Escalade warrants with an exercise price of $9.13 per share. The warrants are exercisable until August 19, 1999. These warrants are outstanding at December 28, 1996.


      STOCKHOLDERS' EQUITY TRANSACTIONS

During 1996, the Company conducted a "Dutch Auction" whereby it repurchased approximately 1,000,000 shares of its common stock at a price of $8.875 per share.



                                     (F-9)

ESCALADE, INCORPORATED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


The Company paid no cash dividends during the last three fiscal years. The Company's existing bank indebtedness restricts the payment of cash dividends.

On February 19, 1994, the Board of Directors of the Company declared a 15% stock dividend to stockholders of record on March 11, 1994. The dividend was paid March 31, 1994. All share and per share data was adjusted to reflect the stock dividend.


      OPERATING LEASES

The Company leases manufacturing, warehousing and office space at its Compton facilities for $29,600 per month from October 1, 1990 through March 31, 1998. The Company has a five-year option to extend the lease.

The Company also leases warehousing space next to its Evansville facility for $17,317 per month for two years expiring on October 31, 1998. The Company has four two-year renewal options followed by two five-year renewal options.

At December 28, 1996, the minimum rental payments under noncancelable leases with terms of more than one year are as follows:

YEARS ENDING                                                 AMOUNT
--------------------------------------------------------------------------

1997                                                           $588,532
1998                                                            262,761
                                                        ------------------

                                                               $851,293
                                                        ==================

The following schedule shows the composition of total rental expense for operating leases except those with terms of a month or less:

                                                                             1996              1995             1994
                                                                       -----------------------------------------------------

Rentals                                                                      $656,082         $638,670          $656,670
                                                                       =====================================================



                                     (F-10)

ESCALADE, INCORPORATED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


      INCOME TAXES

Provision for income taxes consists of the following:

YEARS ENDED DECEMBER 28, DECEMBER 30
   AND DECEMBER 31                                                           1996              1995             1994
----------------------------------------------------------------------------------------------------------------------------

Current
   Federal                                                                   $2,670,000         $329,072       $   132,240
   State                                                                        431,986          198,916          (164,390)
                                                                       -----------------------------------------------------
                                                                              3,101,986          527,988           (32,150)
                                                                       -----------------------------------------------------
Deferred
   Federal                                                                      401,443          (85,548)       (1,070,217)
   State                                                                          9,905          (55,307)         (181,616)
                                                                       -----------------------------------------------------
                                                                                411,348         (140,855)       (1,251,833)
                                                                       -----------------------------------------------------

                                                                             $3,513,334         $387,133       $(1,283,983)
                                                                       =====================================================

The provision for income taxes was computed based on financial statement income. A reconciliation of the provision for income taxes to the amount computed using the statutory rate follows:

YEARS ENDED DECEMBER 28, DECEMBER 30
   AND DECEMBER 31                                                             1996              1995             1994
----------------------------------------------------------------------------------------------------------------------------

Income tax at statutory rate                                                 $2,978,553         $283,854       $(1,253,717)
Increase (decrease) in income tax resulting from
   Recurring permanent differences (goodwill
     amortization, dividend exclusion, and non-
     deductible officers' life insurance expense)                               (24,279)          (5,522)           10,196
   State tax expense (benefit)--net of federal effect                           291,648           94,782          (228,364)
   Benefit of foreign subsidiary loss not recognized                            166,402          138,846            76,373
   Other                                                                        101,010         (124,827)          111,529
                                                                       -----------------------------------------------------

       Provision (benefit) for income taxes recorded                         $3,513,334         $387,133       $(1,283,983)
                                                                       =====================================================

The $8,760,451 income before income taxes for the year ended December 28, 1996 was comprised of $489,417 foreign losses and $9,249,868 domestic income.

The $834,866 income before income taxes for the year ended December 30, 1995 was comprised of $408,370 foreign losses and $1,243,236 domestic income. The $3,687,404 loss before income taxes for the year ended December 31, 1994 was comprised of $224,626 foreign losses and $3,462,778 domestic losses.

At December 28, 1996 and December 31, 1995, a cumulative deferred tax asset of $2,079,467 and $2,490,815 is included in current and other assets.



                                     (F-11)

ESCALADE, INCORPORATED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


The components of the net deferred tax asset were as follows:

DECEMBER 28 AND DECEMBER 30                                                                      1996             1995
----------------------------------------------------------------------------------------------------------------------------

Depreciation                                                                                 $   (12,934)      $    78,654
Deferred compensation                                                                            341,825           447,662
Valuation reserves                                                                             1,014,582           851,968
Alternative minimum tax credit carryover                                                                           362,713
Differences in accounting for royalties                                                           88,390            88,390
Differences in accounting for goodwill                                                           125,382           135,846
Differences in accounting for employee benefits                                                  406,205           234,877
Differences in accounting for lease expense                                                      116,017           182,672
Differences in accounting for professional fees                                                                    108,033
                                                                                        ------------------------------------

                                                                                              $2,079,467        $2,490,815
                                                                                        ====================================


      EMPLOYEE BENEFIT PLANS

The Company has an employee profit sharing salary reduction plan, pursuant to the provisions of Section 401(k) of the Internal Revenue Code, for non-union employees. The Company's contribution is a matching percentage of the employee contribution as determined by the Board of Directors annually. The Company's expense for the plan was $311,701, $60,940 and $111,808 for 1996, 1995 and 1994.


      VOLUNTARY EMPLOYEE BENEFITS ASSOCIATION TRUST (VEBA)

The Company established a VEBA as a tax-exempt organization to provide life, medical, disability and other similar welfare benefits permitted pursuant to Internal Revenue Code Section 501(c)(9) for its employees.




                                     (F-12)

ESCALADE, INCORPORATED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


      SEGMENT INFORMATION AND CONCENTRATIONS

YEARS ENDED DECEMBER 28, DECEMBER 30
   AND DECEMBER 31                                                           1996              1995             1994
----------------------------------------------------------------------------------------------------------------------------
                                                                                          (In Thousands)
Sales to unaffiliated customers
   Sporting goods                                                             $74,077          $73,858          $ 85,318
   Office and graphic arts products                                            19,132           17,321            17,276
                                                                       -----------------------------------------------------

       Total consolidated                                                     $93,209          $91,179          $102,594
                                                                       =====================================================

Operating profit (loss)
   Sporting goods                                                            $  6,156         $   (262)        $  (4,303)
   Office and graphic arts products                                             4,103            3,363             2,872
   Corporate                                                                     (381)            (273)             (445)
                                                                       -----------------------------------------------------
       Total consolidated                                                       9,878            2,828            (1,876)
   Consolidated other income                                                      290              274               309
                                                                       -----------------------------------------------------
                                                                               10,168            3,102            (1,567)
   Consolidated interest expense                                                1,408            2,267             2,120
                                                                       =====================================================
   Consolidated income (loss) from operations before
     income taxes                                                            $  8,760         $    835         $  (3,687)
                                                                       =====================================================

Identifiable assets
   Sporting goods                                                             $40,543          $43,122          $ 61,475
   Office and graphic arts products                                            10,199           10,317            10,039
   Corporate                                                                    3,688            4,328             4,369
                                                                       -----------------------------------------------------

       Total assets                                                           $54,430          $57,767          $ 75,883
                                                                       =====================================================

Depreciation and amortization charged to operations
   Sporting goods                                                            $  2,123         $  2,438         $   3,827
   Office and graphic arts products                                               895              714               610
                                                                       -----------------------------------------------------

       Total consolidated                                                    $  3,018         $  3,152          $  4,437
                                                                       =====================================================

Capital expenditures
   Sporting goods                                                            $  1,262         $    617          $  3,750
   Office and graphic arts products                                               757              526               452
                                                                       -----------------------------------------------------

                                                                             $  2,019         $  1,143          $  4,202
                                                                       =====================================================




                                     (F-13)

ESCALADE, INCORPORATED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


The Company operates principally in two industries, sporting goods and office and graphic arts products. The Company sells its products primarily to retailers located throughout the United States. Operations in the sporting goods industry consist of production and sale of table tennis tables and accessories, archery equipment, home pool tables and accessories, combination bumper pool and card tables, game tables, basketball backboards, goals and poles, darts, dart cabinets, junior sporting goods including Mini Ping Pong, Mini Pool(TM), Mini Court(R) basketball and Shot Clock basketball and home fitness machines, weight benches, cast iron weight sets, and other home fitness accessories. The Company has a licensing agreement with Spalding to manufacture and distribute basketball backboards, goals and poles, indoor darts, table tennis sets and pool accessories under the Spalding brand name. Operations in the office and graphic arts products industry consist of production and sale of paper trimmers, paper folding machines, paper drills, collators, decollators, bursting machines, letter openers, automated paper joggers, electric staplers, checksigners, stamp affixers, paper shredders, bindery carts, platemakers, sinks, light tables, cameras and related accessories.

Operating profit is total revenue less operating expenses. In computing operating profit neither interest expense nor income taxes have been deducted.

Identifiable assets are principally those assets used in each industry. Corporate assets are principally deferred taxes, marketable equity securities and the cash surrender value of life insurance.

In 1996, approximately 31% of the sporting goods were sold to Sears, Roebuck & Co. (24% of consolidated sales). In 1995 and 1994, the percentages were 29% (23% consolidated) and 32% (27% consolidated). At December 28, 1996 and December 30, 1995, accounts receivable included $10,613,368 and $10,439,845 due from Sears, Roebuck & Co.

During 1994, the Company announced that it intended to pursue distribution, subject to various preconditions occurring, 100% of the stock of its office and graphic arts products wholly owned subsidiary, Martin Yale Industries, Inc., to its stockholders. The Company's Board of Directors is continuing discussion of this potential distribution.

Approximately 44% of the Company's labor force is covered by collective bargaining agreements. Management acknowledges that there usually will be differences between Company offers and union demands during negotiations. However, management has no reason to expect such differences to result in protracted conflict. The current contracts all expire in 1997.




                                     (F-14)

ESCALADE, INCORPORATED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


      CERTAIN SIGNIFICANT ESTIMATES

Management's estimates that influence the financial statements are normally based on knowledge and experience about past and current events and assumptions about future events. The following estimates affecting the financial statements are particularly sensitive because of their significance, and it is at least reasonably possible that a change in these estimates will occur in the near term:

     Product warranty reserves--based on an analysis of customers' product return histories, current status, sales volume and management's expectations from new products introduced into the market.

     Customer allowance reserves--based on agreements for customer purchase rebates and shared advertising, and prior year's shipments.

     Inventory valuation reserves--based on estimates of costs of inventory amounts overstocked or obsolete in excess of realizable value.


      ADDITIONAL INFORMATION

DECEMBER 28 AND DECEMBER 30                                                             1996                  1995
----------------------------------------------------------------------------------------------------------------------------

Accrued Liabilities
   Employees' compensation                                                            $  2,972,848           $1,031,435
   Payroll taxes and taxes withheld from employees'
     compensation                                                                          257,251              167,499
   Taxes other than taxes on income                                                        412,505              460,066
   Accrued interest                                                                        156,408              182,362
   Customer volume discounts payable                                                     3,204,500            1,522,000
   Other accrued items                                                                   4,370,647            4,189,945
                                                                                --------------------------------------------

                                                                                       $11,374,159           $7,553,307
                                                                                ============================================

Long-Term Marketable Equity Securities--
   (included in other assets)                                                        $     576,883          $   517,493
                                                                                ============================================


      LINE OF CREDIT

The Company has available an unsecured line of credit for short-term borrowings. The line-of-credit arrangement is based upon a written agreement and can be withdrawn at the banks' option. At December 28, 1996, the line of credit for short-term borrowings aggregated $18,000,000, of which $3,875,000 was borrowed. The interest rate on the line of credit is at the Bank One Indianapolis, N.A. prime rate plus .25%. A LIBOR option is also available to use for the interest rate. This line of credit is subject to the same restrictive covenants that are as discussed in the long-term debt footnote to the consolidated financial statements.



                                     (F-15)

ESCALADE, INCORPORATED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


      DEFERRED COMPENSATION PLAN

In October 1985, the Board of Directors approved the adoption of a Contributory Deferred Compensation Plan pursuant to which some recipients of incentive compensation could elect to defer receipt thereof. For each dollar of deferred compensation, the Company provided a 75% matching amount. Amounts deferred earn interest at the rate of 9%. Such amounts are not intended to be recognized for tax purposes until receipt. All deferrals allowed under this plan have been made. Participants have no vested rights in deferred amounts credited to their accounts and are general creditors of the Company until such amounts are actually paid.


      COMMITMENTS AND CONTINGENCIES

At December 28, 1996, standby letters of credit aggregated $4,000,000, of which the Company was obligated in the amount of $990,480 relating to the purchase of certain raw materials and finished goods from suppliers.

Additionally, the Company has obtained a letter of credit for the benefit of the mortgage holders. At December 28, 1996, the balance of the letter of credit was $3,441,877. It is to be used in the event of a default in either interest or principal payments.

The Company is involved in litigation arising in the normal course of its business. The Company does not believe that the disposition or ultimate resolution of existing claims or lawsuits will have a material adverse effect on the business or financial condition of the Company.


      RESTRUCTURING CHARGE

During the fourth quarter of 1994, a restructuring charge of $4,340,053 before taxes was recorded in connection with various restructuring actions taken by the Company to strengthen its sporting goods segment. Product lines and products within those lines were reviewed for sales viability and profitability. This charge included writedowns associated with discontinued products of $2,807,414 for inventory; $802,100 for tooling; $360,000 for royalty minimums; and $370,539 for severance arrangements.

The exit plan for this restructuring charge was completed in the fourth quarter of 1995. In the second quarter of 1995, an additional $1,040,000 restructuring charge was taken as a part of the 1994 restructuring charge. This additional amount, related to the discontinued product writedown, was the result of larger than anticipated markdowns to sell this inventory. There were no other material differences in the actual vs. estimated costs of the exit plan. The exit plan was completed in the fourth quarter of 1995 with the sale of the marked down discontinued product.



                                     (F-16)

ESCALADE, INCORPORATED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


      SUMMARY OF QUARTERLY RESULTS

                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                  (UNAUDITED)
                                                          MARCH 25          JULY 15         OCTOBER 7        DECEMBER 30
                                                     -----------------------------------------------------------------------
1996
   Net sales                                                $15,381           $19,574          $23,142           $35,112
   Gross profit                                               4,253             5,758            7,251             9,244
   Net income                                                   232               688            1,517             2,810
   Earnings per share                                           .06               .16              .38               .91

1995
   Net sales                                                 18,110            19,160           22,857            31,052
   Gross profit                                               3,993             3,459            4,805             5,479
   Net income (loss)                                            (41)           (1,418)             589             1,318
   Earnings (loss) per share                                   (.01)             (.34)             .14               .32

A reduction in outstanding shares of approximately 1,000,000 shares as a result of the completion of the Dutch Auction in September caused the fourth quarter earnings per share to be greater than the first three quarters proportionately. Consequently, if the four quarters earnings per share are added together, they are greater than the actual earnings per weighted average share for the year.


      ACQUISITIONS

ACQUISITION OF SWEDEN TABLE TENNIS AB
On February 2, 1994, the Company, along with the Bandstigen Family and AB Traction, purchased Sweden Table Tennis AB. The Bandstigen Family of Sweden has been actively involved with table tennis internationally since the late 1960's. AB Traction is a major Swedish venture-capital company. Sweden Table Tennis AB manufactures and distributes products under the Stiga and Banda brand names. These products are sold in 75 countries throughout the world. Sweden Table Tennis AB has offices and warehousing in Eskilstuna, Sweden and a manufacturing plant in Tranas, Sweden. Escalade is the North American distributor of Stiga brand products and is the world's only licensed manufacturer of Stiga table tennis tables.

Escalade owns 37.5%, the Bandstigen Family owns 37.5% and AB Traction owns 25% of Sweden Table Tennis AB. The Company made an equity investment of 675,000 SEK and a loan of 3,000,000 SEK ($85,357 and $379,363 in U. S. dollars). The loan has an interest rate of 12.75%. Interest on the loan was paid through September 30, 1996. The investment in Sweden Table Tennis AB by all the principals was switched to Valhalla, and Sweden Table Tennis is now owned by Valhalla, which is owned by the same principals in the same percentages.



                                     (F-17)

ESCALADE, INCORPORATED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


ACQUISITION OF CREATUM AB (NOW VALHALLA FASTIGHETS AB)
On June 20, 1994, the Company, along with the Bandstigen Family, each purchased 37.5% of Creatum AB from AB Traction. Creatum AB owns the real estate in Eskilstuna, Sweden where Sweden Table Tennis AB has its offices and warehousing. Creatum AB leases these facilities to Sweden Table Tennis AB. The Company made an equity investment of 91,500 SEK and a loan of 2,062,000 SEK ($11,693 and $262,908 in U. S. dollars). The loan had an interest rate of 12.50% and was paid in 1995. The name was changed in 1995 to Valhalla Fastighets AB.

ACQUISITION OF PACIFIC WORLD TRADE, INC.
On June 7, 1994, the Company acquired a 10% ownership interest in Pacific World Trade, Inc. (PWT). PWT is an Indiana based company and will provide Escalade with two primary services, including the management of the purchasing and supply and sales and distribution functions in Asia.

ACQUISITION OF CERTAIN DATA-LINK CORPORATION ASSETS
In July, 1994, Martin Yale Industries, Inc., a wholly-owned subsidiary of the Company, acquired certain assets of Data-Link Corporation (Data-Link), which was a manufacturer of certain stamp affixing products. The purchase price was $900,000, and is allocated as follows:


Inventories                                                       $150,000
Equipment                                                          351,000
Goodwill                                                           399,000
                                                           ---------------------

                                                                  $900,000
                                                           =====================

The combination was accounted for by using the purchase method. The consolidated statement of income includes the results of operations from the acquired division from the date acquired. Historical results of operations prior to acquisition for the assets acquired are not available and, therefore, no historical data has been presented.

The remaining goodwill set up as a part of the Data-Link acquisition was written off in the fourth quarter of 1994. This amounted to $399,000. The main reason for this write off was due to lower sales than projected in 1994 and anticipated lower sales in 1995 than originally projected. These reduced sales levels are the result of the emergence of a competing product copied after the Stamp E-Z affixer. This product was not on the market at the time of purchase. While the Data-Link product will still be marketed and sold, management determined that the goodwill has no future value. Sales are only one-half of original expectations.



                                     (F-18)